EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
EVP & Chief Financial Officer
(954) 590-9000

BIRKS GROUP INC. REPORTS HOLIDAY SALES RESULTS AND FISCAL THIRD QUARTER SALES RESULTS

Montreal, Quebec – (January 14, 2014) – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI) announced today that comparable store sales during the holiday season (for the period from November 3, 2013 through December 28, 2013) decreased by 1% on a consolidated basis compared to last year’s holiday season (for the period from November 4, 2012 through December 29, 2012). While comparable store sales in the U.S. increased by 2%, Canadian comparable store sales fell 3% compared to the prior year’s holiday season. Comparable store sales include stores open in the same period in both the current and prior year and at constant exchange rates. The growth in comparable store sales in the U.S. was primarily the result of the Company’s success in growing its average sale which more than offset a decline in store traffic. While the Company’s Canadian stores also experienced growth in their average sale, the growth could not offset a significant decline in store traffic exacerbated by unseasonably bad weather during the days leading up to Christmas.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group commented, “We are disappointed in our sales performance during the holiday period. Much of the significant progress we made over the seven months prior to the holiday period were not able to offset the loss of store traffic experienced in Canada towards the end of the calendar year. We remain confident, however, that continuing forward with our key strategies is an essential element in driving sales and profit growth across all our stores.”

Fiscal Third Quarter Sales Results

Total revenues for the third quarter of fiscal 2014 decreased 6.8% or $6.9 million, to $94.5 million, as compared to $101.4 million during the third quarter of fiscal 2013. The decrease in total revenues is primarily attributable to five fewer store locations, lower revenues related to precious metal refining services offered to customers in Canada and $3.1 million of lower reported sales due to currency translation. Comparable store sales for the third quarter remained level with the previous year as a 2% increase in comparable store sales in the U.S. was offset by a 2% decline in comparable store sales in Canada. The increase in the U.S. reflected an increase in average sale while in Canada, lower traffic resulted in a decline in comparable store sales. Overall performance in Canada during the third quarter of fiscal 2014 was negatively affected by early winter storms in December in combination with a highly promotional retail environment.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in the United States and Canada. As of January 10, 2014, Birks Group operated 30 stores under the Maison Birks brand in most major metropolitan markets of Canada (signage reflecting this new trade name will be changed at the Company’s current retail stores over time while signage at the Company’s new stores already reflects this change), 20 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Maison Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expectation that continuing forward with the Company’s key strategies is an essential element in driving sales and profit growth across all of it stores. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2013 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.